Exhibit 99.1

News
FOR IMMEDIATE RELEASE
BMO Financial Group Increases Dividend
TORONTO, August 28, 2007 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2007, an increase of $0.02 from the previous quarter.
For the current quarter, the Board also declared a dividend of $0.33125 a share on paid-up Class B Preferred Shares Series 5, a dividend of $0.296875 a share on paid-up Class B Preferred Shares Series 6, a dividend of US $0.371875 a share on paid-up Class B Preferred Shares Series 10, and a dividend of $0.28125 a share on paid-up Class B Preferred Shares Series 13 of BMO.
The dividend on the common shares is payable November 29, 2007 to shareholders of record on November 2, 2007. The dividends on the preferred shares are payable November 26, 2007 to shareholders of record on November 2, 2007.
The above mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com